FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 21, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, February 21, 2020—Nomura Holdings, Inc. today announced the results of a share buyback program from the market conducted pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan. This completes the share buyback program authorized by a resolution at a meeting of the Board of Directors on June 18, 2019.

Share buyback activity

1. Type of shares	Nomura Holdings common shares

2. Number of shares repurchased	299,362,300 shares

3. Aggregate purchase amount	149,999,997,420 yen

4. Purchase period	June 19, 2019, to February 21, 2019

5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on June 18, 2019

1. Type of shares	Nomura Holdings common shares

2. Total shares authorized for repurchase	Up to 300 million shares (8.6% of outstanding shares)

3. Total value of shares authorized for repurchase	Up to 150 billion yen

4. Period	June 19, 2019, to March 31, 2020 (excluding the ten business days following the announcement of quarterly operating results)

5. Method of repurchase

Purchase on the stock exchange via trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/